UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Guthrie, Donald
   3650 131st Avenue SE
   Suite 200
   Bellevue, WA  98006
2. Issuer Name and Ticker or Trading Symbol
   VoiceStream Wireless Corporation (1)
   VSTR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   2/29/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |2/25/2|J (2| |153,962           |A  |n/a        |153,962            |D     |                           |
                           |000   |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option - Right t|11.324  |2/25/|J (2| |56,350     |A  |(3)  |1/1/2|Common Stock|56,350 |       |56,350      |D  |            |
o Buy                 |        |2000 |)   | |           |   |     |009  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option - Right t|9.25    |2/25/|J (2| |57,263     |A  |(4)  |1/1/2|Common Stock|57,263 |       |57,263      |D  |            |
o Buy                 |        |2000 |)   | |           |   |     |008  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option - Right t|7.307   |2/25/|J (2| |43,605     |A  |(5)  |12/31|Common Stock|43,605 |       |43,605      |D  |            |
o Buy                 |        |2000 |)   | |           |   |     |/2006|            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option - RIght t|0.602   |2/25/|J (2| |85,250     |A  |Immed|2/6/2|Common Stock|85,250 |       |85,250      |D  |            |
o Buy                 |        |2000 |)   | |           |   |.    |006  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option - Right t|6.011   |2/25/|J (2| |91,586     |A  |Immed|7/29/|Common Stock|91,586 |       |91,586      |D  |            |
o Buy                 |        |2000 |)   | |           |   |.    |2005 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. On February 25, 2000, VoiceStream Wireless Corporation, a Washington corporation ("VS Washington"), merged with a wholly-owned subsidiary of VoiceStream Wireless Holding Corporation, which is a Delaware corporation that was itself wholly owned by VS Washington, and its shares were exchanged for shares of VoiceStream Wireless Holding Corporation on a one for one basis.
 Immediately after the transaction, VoiceStream Wireless Holding Corporation changed its name to VoiceStream Wireless Corporation ("VS
Delaware").
2. Pursuant to the merger, all VS Washington stock and stock options were converted to VS Delaware stock and stock options on a one for one basis.
3. The option is 25% vested. 25% will vest on January 1, 2001, January 1, 2002, and January 1, 2003.
4. The option is 50% vested and 25% will vest on January 1, 2001 and January 1, 2002.
5.  The option is 75% vested and will fully vest on December 31,
2000.
SIGNATURE OF REPORTING PERSON
/s/ Donald Guthrie
DATE
3/8/00